

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2010

Kenneth S. Klein, President
Klein Retail Centers, Inc.
89 West Chicago Street
Coldwater, MI 49036

> **Re:** **Klein Retail Centers, Inc.**
> **Amendment No. 7 to Form S-11**
> **Filed June 30, 2010**
> **File No. 333-157962**

Dear Mr. Klein:

Our preliminary review of Amendment No. 7 to your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In particular, we noted that at the date of filing your financial statements were not current under the requirements of Rule 8-08 of Regulation S-X. Please note that if you update your financial statements through the interim period ended March 31, 2010, they would only be compliant through August 12, 2010. Accordingly, we will not perform a detailed examination of the registration statement at this time, and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. Please amend your filing to include current financial statements.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Lee W. Cassidy (*via facsimile*)
Robert J. Philipp, Esq. (*via facsimile*)